

Re-Imagining the Internal Combustion Engine

Alexander Shkolnik, Co-Founder & CEO

info@liquidpiston.com



Why a new engine? They've been around for 150 years







Today's engines only ~ 20% efficient



LPI-X engine could achieve 40-50%

Diesels are heavy!



LPI-X engine is up to 10x smaller / lighter

A new engine? Who would care?



LPI Technology & X - Engine ➡ Major Customer Benefits (Eg.)

New thermodynamic cycle
+
Novel rotary engine embodiment
+
scalable from 1hp to > 1000hp

⬇

Better fuel economy
& more power
for a variety of applications



Increase UAV mission duration by 2x



Increase fuel efficiency & lower cost of hybrid electric vehicles



Higher efficiency, multi-fuel generator sets



LiquidPiston Overview

Disruptive technology

- New thermodynamic cycle & innovative rotary internal combustion engine
  - Up to 2x more efficient (compared to automotive gasoline engine)
  - Up to 10x smaller and lighter (compared to a diesel engine)

Very strong IP position

- 27 patents: 16 granted/allowed; 11 pending; rich pipeline

Focused go-to-market strategy

- Initial focus on < 100 HP "niche" markets: $100B+ market
- First customers: US military (generators, APUs, and drones)
- 2nd phase customers (targeted): small-engine manufacturers (handheld power equipment, generators, mopeds)
- Future: Scale to other power products, including powertrains for Range-extending Electric Vehicles (REVs)

Capital-lite business model

- License to customers & partners to manufacture
- Revenue model: Licenses, royalties & engineering services



LiquidPiston Overview – *continued*

Traction

- Two DoD development contracts issued Sept 2016 for $5.5M, representing non-dilutive development funding
  - In partnership with two major Prime Contractors
  - Objectives include field tested generators in 24 months
- Multiple potential partners in discussion – military & commercial

Superior investment return

- $100M+ projected revenue run-rate within 5 years
- 50%+ projected EBITDA
- Multiple exit possibilities

Investment required

- Currently seeking capital to augment 2016 seed round
- $5 - $10M all in new capital required to reach cash flow breakeven. Company expects to raise Series A financing ($5-7M) in early 2017.

Team

Dr. Alexander Shkolnik – Co-Founder & CEO
- PhD in Computer Science from MIT;
  - Team lead on MIT DARPA LittleDog program;
- Technical focus on leading teams in modeling dynamic systems, optimization and controls.

Dr. Nikolay Shkolnik – Co-Founder & CTO
- PhD in Physics from UConn
- >25 patents: engines, fuel cells, super caps, energy systems, robotics
- Former Clean Energy Program Director, GEN3;
  - Motorola award for Creativity
- TRIZ expert

Per Suneby, VP of Corporate Development
- MBA, Harvard; BASc Electrical Engineering, U. British Columbia
- Seasoned tech & clean tech startup executive
- NE Clean Energy Fellow

Team of seven w/engine design & testing experience

Directors
Dr. Tony Tether, Retired Director of DARPA; VP SAIC, VP Ford Aerospace, Director of National Intelligence. Invested >$25 B while at DARPA.
Dr. Alexander Shkolnik,
Dr. Nikolay Shkolnik,
Per Suneby

Advisors
Thomas Howell, Director, New Technology, Jacobs; Chief Engineer, Engines - Ricardo

Dr. S.M. Shahed, Retired Director of Southwest Research Institute (SWRI); V.P of Engineering at Honeywell; President of the Society of Automotive Engineers (SAE)

James Marsh, Retired Director of ATL, Lockheed Martin

Dr. Sam Kogan & Alex Lyubomirsky, GEN3 Partners / TRIZ

Status: LPI-X Mini installed in small vehicle demo (go-kart)



70 cc 3-5 HP X-Mini Prototype Rotary Engine



Engine powering go-kart:
https://vimeo.com/170502635
https://vimeo.com/164412266

Engine assembly, running in dyno:
https://vimeo.com/99002635

LPI-X Engine technology



Want to "Stretch" this curve to maximize power and efficiency
Pressure
Power Loop
P_ATM
Pumping Loop
P_MAN
V_TDC
Volume
V_BDC

Advanced Thermodynamic Cycle



+

Combustion Chamber
Intake Port
Rotor
Exhaust Port
Combustion Chamber
Housing

Rotary Engine Embodiment

=

Potential Engine Benefits

High-efficiency
- 75% theoretical thermal cycle efficiency of HEHC
- 57% expected realized peak brake efficiency
- 50% expected realized partial load brake efficiency

Compact and lightweight
- > 5x smaller, > 2x lighter than comparably powered engines
- High power density potential of up to 2 HP/Lb (3.3kW/kg)

Multi-fuel capable
- Including diesel, gasoline, natural gas, JP-8

Scalable
- From 1 to over 1000 HP; Prototypes from 3 to 70 HP

Low cost at volume
- Few moving parts and materials

Quiet
- No poppet valves
- Exhaust turbulence minimized by over-expansion

Low-vibration
- Only two primary moving parts, optimally balanced

Low temperature exhaust
- Due to overexpansion

It's not a Wankel ! *(More like a Wankel inverted inside-out....)*

Wankel Rotary Engine (e.g. Mazda RX-8)



- Otto cycle – gasoline only
- Efficiency < 25%
- Sealing/lubrication issues
+ High power density

LPI X - Engine



Combustion TDC

+ HEHC cycle – diesel / gasoline / multi-fuel
+ Efficiency > 40% (range depends on size)
+ Sealing/lubrication solved
+ High power density

See: http://liquidpiston.com/technology/how-it-works/

LiquidPiston

Competitive Advantages

TECHNOLOGY	Power Density (kW/m^3)	Specific Power (kW/kg)	Energy Capacity (Wh/kg)	Efficiency	Cost of Ownership
Battery - Powered Devices	🟡	🟡	🟡	🟢	🔴
OPOC Engines	🟡	🟢	🟢	🟡	🟢
Micro - Turbines	🟢	🟢	🟢	🔴	🔴
Fuel Cells	🟡	🟡	🟢	🟢	🔴
LPI X- Engines	🟢	🟢	🟢	🟢	🟢



| Great | OK | Bad |

Extensive IP portfolio


The United States of America

The Director of the United States Patent and Trademark Office

Has received an application for a patent for a new and useful invention. The title and description of the invention are enclosed. The requirements of law have been complied with, and it has been determined that a patent on the invention shall be granted under the law.

Therefore, this

United States Patent

Grants to the person(s) having title to this patent the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America, and if the invention is a process, of the right to exclude others from using, offering for sale or selling throughout the United States of America, or importing into the United States of America, products made by that process, for the term set forth in 35 U.S.C. 154(a)(2) or (c)(1), subject to the payment of maintenance fees as provided by 35 U.S.C. 41(b). See the Maintenance Fee Notice on the inside of the cover.

Michelle K. Lee

Deputy Director of the United States Patent and Trademark Office


HEHC
Thermodynamic
Cycle
Engine Architectures
(e.g., LPI-X Rotary)
Enabling Technologies – e.g., sealing,
cooling, controls, other

- Comprehensive patent coverage
- 16 patents issued/allowed, 11 pending (worldwide/PCT)
- Defensible & extensible
- IP strategy supports licensing model

Engine demonstrators: 3 HP through 220 HP; gasoline, kerosene, JP8, diesel



X1 Diesel/JP-8 Engine
(Alpha Prototype, 1.6L)



4 LBS, 5 HP

The kart is ready to go...

X Mini v3 Gasoline Engine Prototype
(Beta Prototype, 70cc / 2-3kW)
Image: Jalopnik.com



248 mm
201 mm
192 mm

330cc Supercharged Engine 30kW
Diesel / JP-8
10" x 8" x 8", Weight = 24.8 lb

X4 .33L, 30 kW Concept
(For DARPA / drones / generators / REVs)

- X Engine Technology:

  - Scalable

  - Multiple fuel options

  - Versatile – most piston engine technologies are transferable, e.g., direct injection, supercharging, etc.

- Demonstrated:

  - Working running engine prototypes, fully cooled, hours of continuous operation

  - 50% fuel efficiency improvement

  - 50% power density improvement

- Beta prototype complete

Initial markets > $100M

Sub -100HP engines in sectors demanding light-weight, compact, quiet, low-vibration, and/or fuel-efficient engines





	Annual $
• Unmanned aerial vehicles	$4B
• Auxiliary power units/gensets	$8B
• Military apps (gensets, ATVs, robots)	NA
• Range extenders for EVs	$40B (est. 2025)
• Mopeds, small motorcycles	$22B
• Lawn & garden equipment	$7B
• Small and medium boats	$9B





Currently in discussions with potential partners for co-development & technology licensing of engine for specific market applications





Markets: Long-term > $400B

In addition to initial markets:




	Annual $
• Automotive and truck	$290B
• Off-highway[1] Diesel	$46B
• Military aircraft:	$29B
• Large watercraft and boats	$19B
• Stationary diesel	$13B
• Helicopters and jets	$13B




[1] *Diesel includes agriculture, construction, logging, marine, mining, rail*




LPI & partners can choose which segments of >$400B global annual engine markets to address

Why the military as first customer?



- U.S. Military is the LARGEST consumer of oil in the world. 100 M barrels / year

- 99 gallons to deliver 1 gallon to front line + Cost measured in lives

- JP8 / Diesel engines are HEAVY



- Strong fit with LPI engine benefits

- Many applications – UAVs, range-extended vehicles, generator sets, etc

- A single generator contract can be up to $200 - $300M over 5 years. Different contract for each generator rating – 2kW, 3 kW, etc

LiquidPiston

DoD contract to develop 40 HP diesel engine

- $2.5M base contract won Sept 2016, potential for $7M in follow on contracts
- Example Applications:
  1. Today, 30kW Military generators weigh 2750 lbs → LiquidPiston could reduce this to ~200 lbs.
  2. Drones need efficient, compact power → LiquidPiston engine could double the mission range of a drone with same amount of fuel





40 HP (330cc) X4 concept



Dr. Tony Tether, retired Director of DARPA, has joined LiquidPiston Board of Directors

DoD contract to develop 3 kW diesel generator

$3M potential program, in partnership with 2 major prime contractors







Today: 3 kW, 300 lbs. ➡ **With X-Engine: 3 kW, 30 lbs.**

Future Applications: Range-extended Electric Vehicles (REVs)

  

LPI engine platform helps enable cleaner, smarter auto future:

- Likely powertrain solution: range-extended hybrid power train (~30+ mile electric range, battery charged by range extender) -- small engine required (30-60 HP)

- Higher well-to-wheel energy efficiency & lower CO_2 footprint vs. charging EV with U.S. power grid

- Lower cost of ownership to consumers vs. all-electric

- Gasoline, diesel & natural gas usable for hybrid electric transportation with same engine platform

Future applications: Natural gas cogeneration (MicroCHP)

Current System



ECOWILL
Honda gas engine cogeneration unit
Generator
Intercon-nection inverter
Electricity
Gas engine
Exhaust heat exchanger
Hot water
Natural gas (city gas) Liquid propane
Commercial electric power
Interconnection
Household gas engine cogeneration system
Bathroom dehumidifier heater
Bathtub
Heated floor
Natural gas (city gas) Liquid propane
Water heater (boiler/hot-water tank) (Hot-water supply equipment manufacturer)
EXlink
Gas engine
Generator (alternator) uses natural (city) gas or liquid propane for fuel
Exhaust heat exchanger
Heat generated by engine is recovered as hot-water
Sine wave inverter equipped generator
Alternator
Engine power is exchanged to AC power (generation)
Inverter
Electricity from alternator is rectificated in order to interconnect* the commercial electric power
* Phase synchronization to commercial electric power provided from electric power companies

26% electrical efficiency

LiquidPiston



Steam
Power
Natural Gas

a) Concept of CHP System with Internal Waste Heat Recovery

b) LiquidPiston's 3 HP XMv3 engine

c) Two "cylinders" receive and burn Natural Gas; one "cylinder" receives and expands superheated steam

41% electrical efficiency

LPI-X Engines: Two initial product pathways

LPI-X Platform	Military	Commercial
2016	2016+	2017+



3-5 HP (70cc) X-Mini

Funded by DoD $3M contract

Micro-CHP



40 HP (330cc) X4 concept
Funded by DoD $2.5M contract











Objectives: Next 6 months

Baseline durability test on X-Mini + 1 refinement iteration

Baseline emissions test on X-Mini: Hydrocarbons, CO (NO_x tbd)

Develop benchmark testing protocol with partner

DoD:

- 2 development programs underway, meet milestones

Series A financing: $5 – $7M targeted for Q1 2017

- Goal: 1+ strategic partner(s) participating in Series A and/or NRE licensing MOU
- Objective of Series A will be to accelerate commercialization (beyond military application), and take company to cash-flow positive

Summary

- Game changing technology

- Very strong IP position: 27 patents issued and pending

- Leverage past investment & existing development / test infrastructure: 8 years, $19M invested

- Beachhead customer identified: U.S. Military / DoD. 2 contracts won for $5.5M

- Multiple potential partners – several in discussion

- Capital efficient business model: Licensing, engineering services, avoiding Detroit / primary propulsion initially

- Innovative startup team – proven & experienced, connected advisors and BoD members

- Multiple exit opportunities: 3 - 5 years